Insider transaction detail - View details for insider	2007-03-20 12:55 ET

Transactions sorted by	: Insider
Insider family name	: halpin ( Starts with )
Given name	: robert ( Starts with )
Transaction date range	: July 13, 2005 - March 19, 2007
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	HALPIN, Robert Arthur

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
924015	2007-03-19	2007-03-20	Direct Ownership:	51 - Exercise of options	+120,000	0.5000	484,000

517362	2005-07-13	2005-07-13	Indirect Ownership : Halpin Energy	10 - Acquisition or disposition in the public market	-13,585	8.4000	150,000

Security designation: Options (Common Shares)

602287	2005-12-05	2005-12-12	Direct Ownership :	50 - Grant of options	+54,000	6.0300	254,000			2010-12-05	Common Shares	+54,000	254,000

924012	2007-03-19	2007-03-20	Direct Ownership :	51 - Exercise of options	-120,000	0.5000	134,000			2007-04-16	Common Shares	-120,000	134,000